OFFERING MEMORANDUM DATED JANUARY 20, 2022



H2 Energy Group, Inc.
1774 Derby Downs Dr., Friendsville, TN 37737
https://h2eg.com/

Up to $5,000,000 of Class B Common Stock (Non-Voting)

Minimum Investment Amount: $246.66

H2 Energy Group, Inc. ("H2EG" "the Company," "we," or "us"), is offering up to $5,000,000 worth of Class B Common Stock ("Class B Non-Voting Stock"). The minimum target amount under this Regulation CF offering is $25,005 (the "Target Amount"). The Company must reach its Target (minimum) Amount of $25,005 by April 29, 2022. Unless the Company raises at least the Target (minimum) Amount of $25,005 under the Regulation CF offering by April 29, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

H2 Energy Group, Inc. is a C Corporation incorporated on July 31, 2020, under the laws of Delaware.

Christopher L. Headrick founded H2 Energy in 2016 as a sole proprietorship. H2 Energy Group Inc was incorporated in the State of Tennessee on July 29, 2017, but never began operations and was administratively dissolved on August 8, 2018. The Company began operations as H2 Energy Group, LLC, a limited liability Company organized in the State of Delaware on May 4, 2020. On July 31, 2020 the Company converted from H2 Energy Group, LLC to H2 Energy Group, Inc., a Delaware corporation.

Our principal office is located at 1774 Derby Downs Dr., Friendsville, TN 37737, and our website is https://h2eg.com. For more detailed information regarding our business, see the Company's Landing Page filed with this Form C.

Employees

The Company currently has 4 full-time employees and 8 part-time consultants.

Intellectual Property

The Company entered into an exclusive license agreement effective as of July 1, 2020, and amended on January 12, 2022, with Christopher L Headrick, LLC (the "Exclusive License Agreement"). The agreement provides that in exchange for a royalty bearing, worldwide exclusive license for "Subject Technology", the Company owes Christopher L Headrick, LLC a license execution fee of $250,000, see "Related Party Transactions" below.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.

CrowdCheck delivers due diligence, disclosure, and compliance services for online capital formation. The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state or jurisdiction and meets the legal requirements to seek investment through an online securities offering. The Verified Check does not constitute an investment recommendation or advice of any kind.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Investment Risk. Investment in early-stage companies involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Business projections only estimates. There can be no assurance that the Company will meet their projections. There can be no assurance that the Company will be able to find sufficient demand for its product as it has a unique business model without extensive history nor is there any assurance on the accuracy of its internal estimates including those related to the cost of product, output potential or the output of the planned facilities. If there is limited acceptance of its business and/or services, then the Company's financial results will be negatively impacted.

New entity with no operating history. Christopher L. Headrick founded H2 Energy in 2016 as a sole proprietorship. H2 Energy Group Inc was incorporated in the State of Tennessee on July 29, 2017, but never began operations and was administratively dissolved on August 8, 2018. The Company was formed as an LLC on May 4, 2020 and converted to a Delaware Corporation on July 31, 2020. Currently, the Company has no business operations. As of year-end December 31, 2020, the Company had incurred a Net Loss and has not generated any Revenue since inception. There is no assurance that the Company will be able to establish successful business operations to become profitable or pay dividends.

Financing risk. The Company might not obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it will cease operating and investors will lose the entirety of their investment. Even if the Company achieves a successful offering, the terms of future offering may result in your investment in the Company being worth less, because later investors might get better terms.

The Company is offering Class B Non-Voting Common Stock in the amount of up to $5.0 million in this Regulation CF offering to fund 'pre-development efforts'. Even if the maximum amount is raised in this Regulation CF offering, the Company will need to raise additional funds in a separate and future offering to fund 'development efforts'. If the Company cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

Auditor issued a "going concern" note in the audited financials. The Company may not generate sufficient future cash flows to sustain the business. There can be no assurance that the Company will be able to find sufficient demand for its products. If there is limited market acceptance for the Company's products and services, then its future cash flows will be negatively impacted.

Start-up risk. The Company has not yet purchased the property where it intends to construct a 10,000 kilogram per day renewable hydrogen production facility, nor does it have any agreements in place for the installation of five hydrogen refueling stations along the I-5 highway from California to Washington. The Company might not be able to obtain suitable properties, as well as zoning and permitting, for construction of its planned renewable hydrogen production facility or installation of five hydrogen refueling stations along the I-5 highway from California to Washington. There is no guarantee that the Company will be able to secure suitable properties or obtain the necessary zoning and permits required. Further, any speculative discussion about business relationships, is just that speculative. The is limited certainty as to whether it will occur until formalized in writing, and even then, there is no guarantee that it will occur at all.

Intellectual property risk. If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products could be adversely impacted. The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. Some of the Company's proprietary information may not be patentable and other of the Company's and/or the Company may choose to keep certain of its proprietary technology as trade secrets rather than disclosure through the patent process. As a result, there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. Further, should the Company choose to patent some of its information, the Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The Company's intellectual property is reliant upon its Exclusive License Agreement with Christopher L Headrick, LLC and that intellectual property is reliant on the intellectual property of third parties. If Christopher L Headrick, LLC sells and/or cannot use the intellectual property covered by the Agreement, the Company will be unable to rely on or use that intellectual property which could materially adversely affect the company.

Market risk. The Company will depend upon the wholesale and retail markets, as well as strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the economic potential of its products. The near and long-term viability of the Company's products will depend, in part, on its ability to successfully sell into local wholesale and retail markets, as well as to establish new strategic collaborations with transport, energy, power, industrial, agricultural and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish and maintain its collaborations on acceptable terms, then its economic position may be negatively impacted.

Management has discretion over use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. Company agreed to pay Christopher L Headrick, LLC a license execution fee; see "Related Party Transactions" section below. The success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors of the Class B Non-Voting Common Stock will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Internal Controls Risk. Our failure to implement and maintain effective internal control over financial reporting may result in material misstatements in our financial statements, which could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.

Key personnel risk. The Company's future success depends on the efforts of a small number of key executives. In addition, due to its limited financial resources and the specialized expertise required, the Company may not be able to recruit the executives and employees needed to expand its business. There can be no assurance that the Company will be able to attract and retain the personnel the Company requires to operate and expand.

Related party risk. The Company depends on several agreements, including a related party transaction with its Founder and Chairman. The Company has entered into an Exclusive License Agreement with Christopher L Headrick, LLC. The Agreement as amended provides that that in exchange for a worldwide, exclusive license for "Subject Technology", which includes all technology, materials, compounds, know-how, methods, documents, tests, all improvements, and all confidential information related to Renewable Hydrogen Production which was developed by Christopher L. Headrick. Christopher L. Headrick LLC has the option to terminate the Agreement in certain circumstances, including failure of the Company to pay or if the Company shall become insolvent, etc.

Insurance risk. The Company does not currently have any insurance in place for the Company or its officers. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the Company. If the Company suffers an uninsured loss, all or a substantial portion of the Company's funds may be lost. In addition, all of the assets of the Company may be at risk in the event of an uninsured liability to third parties.

Technology risk. All of the Company's proposed products - green hydrogen-rich syngas, biochar solids (used to improve soil quality), and liquid pyroligneous acid (used in agriculture) - are dependent upon the application of the H2 Energy's application of the High Yield Fast Pyrolysis technology. The Company's viability is dependent upon its ability to achieve the successful start-up of its renewable hydrogen facility and future scale up, as well as the emerging market for green hydrogen. While management believes that the Company's technology is effective, no independent third-party review of the technology has been completed, and when implemented the technology may not be effective.

Regulation risk. H2 Energy's main product, green hydrogen, is part of emerging clean energy market which aims to replace traditional carbon-based fossil fuels. The entire energy market is globally regulated and the Company may need to obtain licenses and/or permits from the federal government and federal agencies, state and local governments where we produce our green hydrogen and associated products or install hydrogen refueling stations, and other countries where we plan to expand.

Risks Related to the Securities

Officers and directors have control over all stockholder decisions. As a result of the Class A Common Stock held by the Company's officers and directors, Christopher L. Headrick (510,000), James W. McGinley (163,334), Neil L. Goulden (176,812), and Paul J. Powers (163,333), officers and directors will be able to exercise voting rights with respect to an aggregate of 1,013,479 shares of Class A Common Stock, which will represent approximately 100% of the voting power of our outstanding capital stock immediately following this offering. The Class B Common Stock issued in this offering will not dilute our officers and directors voting control because the Class B Common Stock have no voting rights. As a result, Christopher L. Headrick, James W. McGinley, Neil L. Goulden, and Paul J. Powers have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. Moreover, the Company intends to establish a new class of Company stock that will be held only by Christopher L. Headrick, James W. McGinley, Neil L. Goulden, and Paul J. Powers and will enter a Shareholders' Agreement whereby only the holders of the newly created class of stock will be entitled to vote on the roster and tenure of the Company's directors.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Valuation risk. The valuation of private companies, especially early-stage companies with no operating history, is difficult to access, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on comparable company multiple analysis and speculative five-year financial projections. No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of Common Stock, or additional option grants may future dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation. See "Dilution" for more information.

We may issue Preferred Stock with better rights than the Class B Non-Voting Common Stock. The Company's Amended and Restated Certificate of Incorporation provides that the Company is authorized to issue 5,000,000 shares of Preferred Stock, the terms of which of have yet to be set. To date, the Company has not issued any series of its Preferred Stock, but the Board of Directors may designate a series or series of Preferred Stock with rights and privileges that are better than the Class B Non-Voting Common Stock in this Offering.

Investment risk. There is no assurance that a purchaser will realize a return on its investment or lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Illiquid securities*.* There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It is uncertain if the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

Future fundraising may affect the rights of investors. In order to fund the development of the planned facilities, the Company plans to raise additional funds in immediate future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to COVID-19

Capital markets risk. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Business and operational risk. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Christopher L. Headrick	Founder, Executive Chairman, and Chief Technology Officer	July 22, 2020 to Present	Full-Time
James W. McGinley	Chief Executive Officer, President, and Director	July 22, 2020 to Present	Full-Time
Paul J. Powers	Chief Business Development Officer and	July 22, 2020 to Present	Full-Time
Neil L. Goulden	Chief Administrative Officer, Treasurer, Secretary, and Director	July 22, 2020 to Present	Full-Time
Directors:			
Christopher L. Headrick	Founder, Executive Chairman, and Chief Technology Officer	July 22, 2020 to Present	Full-Time
James W. McGinley	Chief Executive Officer, President, and Director	July 22, 2020 to Present	Full-Time
Paul J. Powers	Chief Business Development Officer and	July 22, 2020 to Present	Full-Time

Neil L. Goulden	Chief Administrative Officer, Treasurer, Secretary, and Director	July 22, 2020 to Present	Full-Time

Christopher L. Headrick – Founder, Executive Chairman, and Chief Technology Officer. Over 40 years of executive management and business development expertise beginning with commercial real estate businesses across North America for major international firms including Pepsico, MorCo and General Mills. Over 15 years of research and exploration related to hydrogen markets. Founded H2 Energy Group in 2016. Since 2015, Founder and Principal of Christopher L. Headrick LLC, a private energy consultancy specializing in new market developments, mergers and acquisitions. Began rolling up oil, gas and coal leases and packaging them for resale. Founded and served as President and CEO for Americas Energy Company – expanded from a private to a publicly traded Company with oil, gas and coal operations in Kentucky and Tennessee. Prior CEO for Wyoming Energy Corporation. Previously served as Senior Advisor Mergers and Acquisitions for Miller Energy Resources focused on developing new opportunities in Alaska. BA in Political Science, University of Tennessee (Knoxville).

James W. McGinley – Chief Executive Officer, President, and Director. Over 30 years as a proven executive and entrepreneur in renewable energy, energy efficiency, fiber optics, electronic components, and advanced materials industries with 27 issued patents. Expertise in synergistically developing management teams, growth strategies, sales organizations, manufacturing operations, strategic partnerships and world-class research and development teams. Joined H2 Energy Group in 2020. Since 2020, registered broker for CIG Capital, a project finance company. Since 2017, Vice President and advisor for MarketShareIQ; developed financings for large scale biofuels projects. Since 2005, Founder and President of VoltStar Technologies Inc; commercialized energy efficiency products. Past Executive Vice President at Methode Electronics; successfully launched two business units from inception and developed them into multi- million revenue and profit contributors. Previously held executive positions with Stratos Lightwave, and Indigo Solar. BA from The Evergreen State College

Neil L. Goulden, Esq – Chief Administrative Officer, Treasurer, Secretary and Director. Over 34 years of executive management and entrepreneurship focused on legal, operational, restructuring, asset management and financial services. Joined H2 Energy Group in 2020. From 2014 to 2021, Co-Founder and Co-Owner of Water Integrated Treatment Systems, LLC (WITS) which was successfully sold in April 2021. Since 2009, Founder, Owner and Senior Managing Director of Structuring and Restructuring Advisory Partners, LLC (SARA) focused on the restructuring and turnaround management of under-performing portfolio companies. Co-Founder of Greenline Environmental Solutions, LLC – focused on industrial cleaning and water transportation. Founded Almeric Capital Partners – a hedge fund that originated and purchased performing/non-performing debt and equity. Prior Managing Director and Head of Restructuring Finance at Société General; senior positions at General Electric Credit Corporation including Midwest Director of the National Restructuring Group. Past Senior Vice President of the workout group (PMO) at Heller Financial, and previously served as Chief Workout Counsel and Chief Litigation Counsel. Previously, in private international law practice at Katten, Muchin & Zavis (n/k/a Katten Muchin Roseman LLP), specializing in bankruptcy litigation, reorganization, workouts, secured lending and creditors' rights. Former Adjust Professor (bankruptcy law) for the LLM Program at The John Marshall Law School. JD from Case Western Reserve University – School of Law. BA from Emory University – Goizueta School of Business.

Paul J. Powers – Chief Business Development Officer and Director. Over 37 years of experience providing innovative financial services to clients. Joined H2 Energy Group in 2020. Founder and Principal at P. Powers Consulting, LLC – focused on providing guidance for strategic initiatives, investments, and insurance for domestic and international clients including hedge funds, corporate entities, family offices and high net worth individuals. Since 2011, Founder and President of Powers Insurance Partners, LLC – a niche insurance brokerage securing unique policies for clients to reduce risk and liability. Previously, Senior Vice President at Advantage Futures, MF Global, Prudential Finance, RBS Greenwich Capital and Executive Vice President at Dean Witter Reynolds. Served on several boards in addition to Lombard Public Facilities Convention and Hotel. Undergraduate work at the University of Wyoming and the College of DuPage.

ADVISORY BOARD

The Company has the following advisors:

David Voyticky – Advisory Board Member. Over 20 years of operating, investing and financing experience, working with start-ups and early-stage enterprises to valuations. Since 2017, responsible for strategy and business development for Predictive Health Diagnostics. Since 2016, Co-Founder and Managing Partner of VH Solutions, LLC – partners with emerging companies with the ability to significantly disrupt their chosen market segment. Since 2011, CEO of Arable Technology. Co-founded two investment funds which obtained assets under management of over $300 million. Significant experience with domestic and international M&A, restructuring and finance derived from serving as a vice president with Goldman Sachs and Houlihan Lokey in Los Angeles and as an associate with J.P. Morgan in London and New York – served as a lead advisor for companies in telecommunications, media and entertainment, transportation/logistics, commercial finance, insurance, healthcare, consumer products, real estate, hospitality and leisure. JD and MBA degrees from the University of Michigan. Masters in International Policy and Economics from the Ford School at the University of Michigan. BA in Philosophy from Pomona College.

Kevin McFarlane – **Advisory Board Member.** Over 30 years of strategic and financing expertise with a particular emphasis in mergers and acquisitions, divestitures, and raising of equity, hybrid-equity and debt capital from both the public and private markets. Served as a lead advisor for companies across a broad spectrum of industries and has worked on a variety of cross border transactions globally; focused on supporting entrepreneurs whose technologies are capable of significantly enhancing the quality of life globally. Since 2016, Co-Founder and Managing Partner of VH Solutions, LLC - partners with emerging companies with the ability to significantly disrupt their chosen market segment. In 2016, first seed investment in Forever Oceans Corporation was completed for a Series B round at approximately 6x original investment. Simultaneously worked with the PULS Cardiac Test. Assumed responsibilities as Founder and Co-CEO of Predictive Health Diagnostics (PHD) in December 2016. Previously served as an investment banker for 23 years and was a partner at Deloitte Growth Enterprise Services. Prior to Deloitte, senior banker at Goldman, Sachs & Co. in their Corporate Finance, Mergers and Strategic Advisory groups. Serves as a Board Member of PHD, Forever Oceans, Numi Financial and Methodist Hospital of Southern California. MBA from the Stanford Graduate School of Business. BA from Harvard College

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of Company's voting securities as of January 13, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Christopher L. Headrick	510,000, Class A Common Stock	50.32%
James W. McGinley	163,334, Class A Common Stock	16.12%
Neil L. Goulden	176,812, Class A Common Stock	17.45%
Paul J. Powers	163,333, Class A Common Stock	16.11%

The following table describes our capital structure as of January 13, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Class A Common Stock	10,000,000	1,013,479	0*	8,986,521
Class B Non-Voting Common Stock	5,000,000	0	202,757**	4,797,243
Undesignated Preferred Stock	5,000,000	0	0	5,000,000

* The Company intends to establish an Executive Stock Option Plan that will provide additional Class A Voting Shares, to be defined as "performance shares," to certain officers in order to compensate them for bring additional business, projects and revenues to the Company. The exact number of shares has yet to be determined.

** Number of Class B Non-Voting Common Stock reserved for issuance in this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,005 Raise	Allocation After Offering for a $5,000,000 Raise
Detailed engineering and development	$0	$2,100,000
Start-up expenses	$0	$670,000
Marketing (including for Reg CF offering)	$25,005	$600,000
General and administrative	$0	$870,000
Insurance	$0	$110,000
Transaction and closing costs	$0	$650,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by DBB McKennon. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

As of December 31, 2020, the Company had cash in the amount of $0.

The Company's Net Revenues for the year-ended December 31, 2020 were $0.

The Company's Operating Expenses for the year-ended December 31, 2020 were $250,406; consisted of General & Administrative Expenses of $406 and a License Fee of $250,000.

As a result, the Company incurred a Net Loss from operations of $250,406 for the year-ended December 31, 2020.

As of December 31, 2020, the Company had no Assets.

Current Liabilities consisted of an Accounts Payable - Related Party for a License Fee to Christopher L Headrick, LLC, for $250,000 for the year-ended December 31, 2020.

Milestones

H2 Energy Group, Inc. is pre-revenue company with no operating history. The following milestones have been achieved as we plan to begin our operations:

- On February 6, 2020, the Company entered into a Joint Venture Agreement with Hyzon Motors, Inc. where Hyzon will manufacture all hydrogen fuel cells for Hydrogen Powered Vehicles, and the Company will have a right of first refusal to produce and provide hydrogen to Hyzon.
- On May 1, 2020, the Company entered into Professional Services Agreement with Johnson Energy Solutions, LLC to assist the Company with business development activities associated with various projects to identify and secure business relationships with clients or customers for the Company's production and sale of green hydrogen.
- The Company ("Licensee") entered into an exclusive license agreement effective as of July 1, 2020, amended on January 12, 2022 (the "Exclusive License Agreement"), with Christopher L forHeadrick, LLC ("Licensor"). The Agreement provides that in exchange for a royalty bearing, worldwide exclusive license for "Subject Technology", the Company owes Christopher L Headrick, LLC a license execution fee of $250,000; see "Related Party Transactions" below.
- On July 24, 2020, the Company entered into an Ambassador License with Russell Brimage dba/ Neutralysis (the "Ambassador") whereas the Ambassador is granted a License to act as an Ambassador to the Company and provide sales, marketing advice and recommendations to the Company in Australia, New Zealand, Malaysia and Indonesia.
- On August 11, 2020, the Company entered into a Joint Venture Agreement with World NRG, Inc. to assist and compensate the other for projects using their respective technologies to produce renewable green hydrogen in Puerto Rico and the Dominican Republic.
- On November 11, 2020, the Company entered into an Agreement Regarding Sales with Bailey Power Systems, Inc. to jointly partner for the purpose of implementing their respective technologies and selling the green hydrogen produced by the Parties' respective technologies throughout the transportation, utility, industrial, and commercial sectors thereby reducing CO2 and other greenhouse gases.
- On January 11, 2021, the Company entered into an Ambassador License with Colin Rawlinson dba Hydrogen Enterprise (the "Ambassador") granted a License to act as an Ambassador to the Company and provide sales, marketing advice and recommendations to the Company in Scotland.
- On February 27, 2021, the Company entered into a Memorandum of Understanding with H2H Alternative Energy Solutions Ltd. for the purpose of funding, building and operating renewable hydrogen plants using the technologies for which the Company and H2HAE respectively hold exclusive licenses.
- On July 6, 2021, Adelante Consulting, Inc. presented a proposal to the Company to develop a Low Carbon Fuel Standard (LCFS) fuel pathway application for the Company's process to produce hydrogen from woody biomass.
- On August 23, 2021, the Company entered into a Joint Venture Agreement with NuWave Hydrogen Inc. whereas each will assist and compensate the other for projects using the Company's technology to produce renewable green hydrogen in Canada.
- On September 3, 2021, the Company entered into a Professional Services Agreement with Leidos Engineering LLC to perform an independent engineering review of the technologies to produce hydrogen from biomass.
- On October 26, 2021, the Company entered into a Hydrogen Project Equipment Contract with a confidential firm for hydrogen equipment to be provided for a facility located in California. On

October 27, 2021, the Company executed a Change Order with a confidential firm for hydrogen equipment to be provided for a facility located in California.

● On October 31, 2021, the Company entered into a General Services Agreement with Engineering, Procurement & Construction LLC for the engineering, procurement and construction of renewable hydrogen plants and fueling stations utilizing the technologies for which the Company holds an exclusive license.

Liquidity and Capital Resources

The Company plans for its pre-development capital and operating expenses to be covered by the $5.0 million Regulation CF offering. If the Company raises the maximum offering amount, then then Company plans to raise an additional $68.8 million through additional offerings, to fund development capital expenditures.

If the Company does not reach its planned maximum Regulation CF and/or other offering amounts, then the Company plans to use the funds raised for pro-rata distributions.

As of November 4, 2021, the Company had $56,627 of Cash on Hand, $1,000 of Notes Receivable, and Assets included Website of $4,116 and Intangible Assets of $250,000.

Liabilities

As of January 13, 2022, the Company had a Long-Term Liabilities of $250,000 related to a Note Payable.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The Company ("Licensee") entered into an Exclusive License Agreement, effective as of July 1, 2020 and amended on January 12, 2022, with Christopher L Headrick, LLC ("Licensor") whereas: (i) the Licensor has aggregated "Subject Technology" which includes all technology, materials, compounds, know-how, methods, documents, tests, all improvements, and all confidential information related to Renewable Hydrogen Production which as of the Agreement date by Christopher L. Headrick, sole member of the Licensor; (ii) the Licensor is willing to grant a royalty bearing, worldwide, exclusive license to the Subject Technology to Licensee on terms set forth herein; and (iii) the Licensee desires to obtain said exclusive license under the Subject Technology. As consideration for the rights conveyed by the Licensor under this Agreement, the Licensee will pay the Licensor a license execution fee of $250,000 in cash. This amount has been included as an Account Payable on the Company's balance sheet as of December 31, 2020.

On September 29, 2021, the Company ("Assignee") and Christopher L. Hendrick LLC ("Owner") entered into an Assignment and Acceptance of Domain Name, whereas the (i) Owner owns the domain name H2EG.com ("Domain Name") and (ii) Owner desires to assign and transfer to Assignee all of the Owner's right title and interest in and to the Domain Name.

RECENT OFFERINGS OF SECURITIES

H2 Energy Group, Inc. has made the following issuances of securities within the last three years:

- On July 22, 2021, we granted 510,000 shares of Class A Common Stock to Christopher L. Headrick in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- On July 22, 2021, we granted 163,334 shares of Class A Common Stock to James W. McGinley in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- On July 22, 2021, we granted 163,333 shares of Class A Common Stock to Neil L. Goulden in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- On July 22, 2021, we granted 13,479 shares of Class A Common Stock to Neil L. Goulden in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $100,000.00. The proceeds of this offering were used for general business purposes.

- On July 22, 2021, we granted 163,333 shares of Class A Common Stock to Paul J. Powers in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects H2 Energy Group's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 20,000,000 shares, of which 10,000,000 are Class A Common Stock, 5,000,000 are Class B Non-Voting Common Stock, and 5,000,000 are Preferred Stock. As of December 6, 2021, there were 1,013,479 shares of Class A Common Stock outstanding, no shares of either Class B Non-Voting Common Stock or Preferred Stock (which is currently undesignated) outstanding. For this offering, the Company is issuing Class B Non-Voting Common Stock at $24.66 per share.

Class B Non-Voting Common Stock have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Any Preferred Stock not designated as a series may be issued by the Company in one or more series pursuant to a resolution or resolutions duly adopted by the Board of Directors and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each series or preferred stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of preferred stock and the qualifications, limitations or restrictions of such powers designation, preferences or rights.

Common Stock

Dividend Rights. Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights. The Class A Common Stock shall have the right to vote on all matters of the Company. The Class B Non-Voting Common Stock shall not have the right to vote on any matters of the Company.

Right to Receive Liquidation Distributions. In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences. Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Common Stock.

Preferred Stock

The Preferred Stock is currently undesignated. The Board of Directors has the authority, with respect to each series of Preferred Stock, to determine the dividend rate on the shares of any series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights or priority, if any, of payment of dividends on shares of any series.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the purchased Regulation CF securities can only be resold:

- In an IPO or other public offering registered with the SEC
- To the Company
- To an accredited investor
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

Transfer Agent

The Company intends to select KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. KoreTransfer USA LLC will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems. In order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round", the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The valuation of a firm is an estimation of its expected future cash flows - based upon current market expectations for the firm's performance and associated risks. However, the future cannot be accurately predicted, and each firm is inherently unique compared to its peer group. Further, different investors may value the firm differently reflecting different assumptions or risk profiles.

There are two main approaches to valuing a firm: (i) relative valuation and (ii) discounted cash flow analysis. In many cases both approaches may be applied to estimate a valuation.

Relative valuation attempts to value a firm based on its price compared to its financials (such as revenues, earnings, book value and enterprise value). Examples include relative valuation multiples such as price-to-earnings, price-to-sales, price-to-book, and enterprise value-to-EBITDA. These multiples are compared to other companies within the firm's peer group to estimate a firm's value, or to estimate if the firm is under- or over-valued.

By comparison, the discounted cash flow (DCF) approach does not make a peer group comparison but views the firm independently and uniquely based on the present value of its expected future cash flows.

If a firm has established operations with current assets and a history of operating revenues and cash flows, then its current valuation may be estimated using a relative valuation, DCF, or a combination of both approaches.

By comparison, if a firm is early-stage with no operating revenues and very little if any assets, then its current valuation may be estimated using a DCF approach.

How we determined the offering price.

H2 Energy Group, Inc. is an early-stage firm with no operating revenues and no operating assets. As a result, our offering price of $24.66 per share was based upon an estimated pre-money valuation of $25.0 million, determined internally by the Company by a DCF approach using

- management's best estimates for five-year forecast of Revenues, Operating Expenses and Capital Costs
- estimated discount rate based on upon current market and peer group analysis
- terminal value based on a median Exit EBITDA multiple using a Comparative Company Analysis of peers in recent market trading and public and private transactions
- pre-money valuation range held to a minimum estimated IRR (internal rate of return) to investors of 16% to 23%

REGULATORY INFORMATION

Disqualification. Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation CF.

Annual reports. The Company has not filed annual reports to date. Any annual reports will be posted on the Company's page, https://castleplacement.com/portfolio/h2energy-v1-220114/

Compliance failure. H2 Energy Group, Inc. has not previously failed to comply with the requirements of Reg CF.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest on Regulation CF offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and to subscribe can be found here, https://castleplacement.com/portfolio/h2energy-v1-220114/

IMPORTANT INFORMATION FOR INVESTORS REGARDING CASTLE PLACEMENT

Castle Placement, LLC (Castle) is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). We raise private equity and debt capital for our clients. Our private placements are offered under Regulation D, Regulation A, Regulation Crowdfunding.

Castle does not make recommendations of securities to investors

The company issuing securities is Castle's client

If you are an investor, you are not a customer or client of Castle

When someone invests in one of our transactions Castle receives a success fee (a percentage of the amount invested). This creates an inherent conflict of interest for Castle, and the investor should consider this when making his or her investment decision.

Castle does not make any recommendations whatsoever regarding your investment. All of our activities are done in a broker-dealer capacity. We are not an investment adviser and we do not provide investment advisory services. Our client in an offering is the issuer, not the investor.

Our brokerage services are the primary focus of this guide. Our Form CRS contains additional important information about the types of services we offer, along with general information related to compensation, potential conflicts of interest, disciplinary action, and other reportable legal information. Form CRS is available via website at Investor.gov/CRS.

Castle encourages you to review the information in this guide carefully, along with any applicable account agreement(s) and disclosure documentation that you may receive from us or that is contained on our website. Please review this guide carefully, as it summarizes important information concerning the scope and terms of the brokerage services we offer and details the potential conflicts of interest that may arise through our delivery of brokerage services.

Brokerage Services. Castle provides the opportunity for investors to make self-directed investments in unregistered securities offerings, including private placements offered under Regulation D, Regulation A, and Regulation Crowdfunding. We offer limited investment products and services. A private placement is a non-public offering of securities exempt from full SEC registration requirements. "Institutional Investors" is defined in FINRA Rule 4512(c) and includes (i) a bank, savings and loan association, insurance company or registered investment company; (ii) an investment adviser registered either with the SEC or with a state securities regulatory agency; or (iii) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million. "Accredited Investors" is defined in SEC Rule 501(a) and includes natural persons with a net worth of more than $1 million (not including the person's primary residence) or with an annual income at least $200,000 each year for the last two years (or $300,000 combined income with the person's spouse or spousal equivalent) and have the expectation to make the same amount during the current year.

Most private placements have a minimum investment amount which can vary by issuer and placement. Investment minimums may be waived and will be listed in the private placement memorandum ("PPM") or similar offering documents.

Castle offers its private placements on a best-efforts basis. This means that we do not guaranty or agree to raise all the money requested by the issuer.

As an investor, we do NOT enter into a fiduciary relationship with you. We do NOT make recommendations of securities to you. The company issuing securities is Castle's client. You are not a customer or client of Castle. Once you subscribe for a private placement, we will not monitor your investment for you.

It is important for you to understand that our Registered Representatives do not make recommendations to you. Since you are not a customer or client of Castle, we are not able to consider reasonably available alternatives to a particular investment opportunity. Castle does not have comprehensive information regarding your investment objectives, risk tolerance, liquidity needs, time horizon, financial needs, tax status, and other financial information that would be required to make an investment recommendation to an investor.

You may accept or reject any investment, in your sole and absolute discretion. It is also your responsibility to monitor your investments, and we encourage you to do so regularly. We do not provide ongoing monitoring of any securities. If you prefer ongoing monitoring of your investments, you should speak with a financial professional about whether an advisory services relationship is more appropriate for you.

We may, from time to time, provide you with additional information and resources to assist you with managing your investment. This may include without limitation educational resources, financial reports, summaries and/or updates about the issuer. When we offer this information, we do so as a courtesy to you. These activities are not designed to monitor specific investment holdings, and they do not contain specific investment recommendations about investment.

You should not consider any information that we make available to you, or any of our activities, a recommendation to invest in, trade, or hold any particular security.

Castle does not offer all types of securities. Instead, we offer limited investment opportunities including private placements, unregistered interests and certain other securities. Other security products or brokerage services may be more suitable for you, given the limited scope of our offerings.

Investment Risks. There are very significant risks involved in investing in Castle offerings. It is extremely important for you to understand these risks. All investment recommendations and activities involve risk, including the risk that you may lose your entire principal. Private placements, equity crowdfunding, and other unregistered interests are higher-risk investments. Although these investments may have the potential for higher returns, they also have the real potential for greater losses, including the very real risk that you will lose your entire investment. You should only consider investing in higher-risk investments offering the potential for greater returns if your "risk tolerance" (meaning the amount of risk or loss you are willing and able to accept in order to achieve your investment goals) is extremely high. Castle encourages you to carefully consider your investment objectives and risk tolerance before investing.

Risks and Illiquidity. Equity crowdfunding investments and private placements are extremely speculative, illiquid, and include significant and unique risks, including the total loss of investment. While Castle takes reasonable care in determining the investment opportunities that we offer, equity crowdfunding and private placements involve significant risk, and you may lose your entire investment.

There is no guarantee that any equity crowdfunding and private placement will meet your investment goals, or that the securities we offer will perform as anticipated. Please consult any available PPM or other offering documents for any security for a discussion of risks associated with the investment.

The PPM or other offering documents contain important information about a particular company's or investment's business, operations, financial condition, and risks. The following risks represent a summary of risk factors, but are not meant to be all inclusive:

Equity Crowdfunding and Private Placement Investments are Generally Risky and there is No Guarantee of Success. These investments bear the risk of partial or complete loss of capital. There is no guarantee that an investment will be profitable, and the entire investment may be lost.

Illiquid Securities. Equity crowdfunding and private placements have limited transferability. As a result, investors may not be able to liquidate their interest in an issuer. Because of a variety of restrictions upon the transferability of the issuance, including restrictions imposed by federal securities laws, an investor may be required to retain their investment indefinitely. As a result, there may never be a market of any kind for the purchase and sale of the interests, and prospective investors must understand that this increases the overall risk of the investment.

The Economy and Volatile Capital Markets. Conditions in the global capital markets and the economy generally materially affect all issuers. Similarly, concerns over inflation, energy costs, geopolitical issues, the availability, and the cost of credit may contribute to increased volatility and diminished expectations for the economy the markets or this investment going forward. These factors, among others not listed, may contribute to the increased likelihood of failure by the issuer, and loss of the entire investment. Small and new businesses may be particularly susceptible to such factors and conditions.

Forward-Looking Statements. The materials provided to the investor may contain forward-looking statements including without limitation words and expressions such as "will be", "believe", "anticipate", "intend", "plan", "seek", "expects", "estimates", "projects" and similar words and expressions. Such statements regarding future events and/or the future financial performance of an issuer are subject to certain risks and uncertainties which could cause actual events or the actual future results of the investment and the issuer to differ materially from such forward-looking statements. Certain of these risks include changes in the markets in which the issuer operates, technological advances, changes in applicable regulations and new entries into the market. In light of the significant risks and uncertainties inherent in the forward-looking statements included, the inclusion of such statements should not be regarded as a representation by the issuer or any other person that the objective and plans of the issuer will be achieved, and the investor should understand that there is a significant risk that they will not be achieved.

The risks of each issuer, equity crowdfunding and private placement are unique. Accordingly, it is extremely important for the investor to review the PPM or other offering material, understand the unique risks of the particular investment under consideration, and ask additional questions about the business practices and risks associated with any equity crowdfunding and private placement.

Castle Compensation/Brokerage Fees. Equity crowdfundings and private placements provide a way to invest in private companies, but they involve significant risks, fees and costs – and as such are not for everyone. You will pay transaction-based fees when you subscribe to a private placement. These transaction-based fees are generally referred to as a "commission" or a "sales concession." The fees in these types of transactions are substantial.

Castle receives sales compensation for each placement based on the amount of money invested. The amount of compensation is generally 3-10% of your initial investment, but the exact amount varies by issuer. The specific fees and expenses associated with a private placement are listed in the PPM or similar offering document. Exact terms of fees and expenses vary between each equity crowdfunding and private placement offering, and should be considered carefully as part of your investment decision.

Conflicts of Interest. A conflict of interest is a situation in which Castle engages in a transaction or activity where our interest is materially averse to your interest. Potential conflicts of interest may exist when we provide services to you. The mere presence of a conflict of interest does not imply that harm to your interests will occur, but it is important that we acknowledge the presence of such conflicts. Moreover, our regulatory obligations require that we establish, maintain, and enforce written policies and procedures reasonably designed to address potential conflicts of interest associated with any recommendations to you. We take these obligations very seriously.

Typically, our conflicts of interest are the result of compensation structures and other financial arrangements among Castle, our Registered Representatives, our clients and third parties. Securities rules allow for us, our Registered Representatives, and our affiliates to earn compensation when we provide brokerage services to you. However, the compensation that we and our Registered Representatives receive from you varies based upon the product or service you purchase, which may create a financial incentive for Castle to sell products and services to you that generate greater compensation. This could significantly impact your investment returns.

Castle is committed to taking appropriate steps to identify, mitigate and avoid conflicts of interest. Below you will find additional information related to potential conflicts of interest. This information is not intended to be an all-inclusive list of potential conflicts, but generally describes those conflicts that may be material to you. In addition to this disclosure, conflicts of interest are disclosed to you in various agreement(s) and disclosure documents and other information we make available to you, including on our website at www.castleplacement.com.

Compensation We Receive From Clients.

Transaction-based conflicts. As an investor, you may pay certain fees (commissions and sales concessions) in connection with investing in an equity crowdfunding or private placement. Where these fees apply, the more transactions you enter into, the more compensation received by Castle and the Registered Representative. This compensation may create an incentive for us to sell equity crowdfundings and private placements to you.

Castle Registered Representatives are compensated based on the percentage of revenue generated from sales of products and services. This compensation may vary by the product or service. Equity crowdfundings and private placements typically carry higher fees than other types of securities. Therefore, Registered Representatives may be incentivized to sell these products over other brokerage products. We have entered into placement agent and other such agreements with certain sponsors of equity crowdfundings and private placement offerings. By introducing an equity crowdfunding or private placement sponsor to an investor, who ends up investing in the offering, we may receive fees or other compensation. We maintain policies and procedures designed to ensure that these conflicts are managed appropriately.

We do not open brokerage accounts for investors. For further clarification, as a retail investor that is considering or actually does invest in a transaction listed on Castle's website or otherwise marketed by us, you are not our client. Our client is the issuer of the securities. Any services provided by Castle to retail investors are done so on behalf of our client, the issuer of these securities. Since retail investors in these securities are not clients of Castle and do not have accounts with Castle, Castle does not obtain any investor's specific investment profile or circumstances (current investment portfolio, income, expenses, dependents, health, goals, risk tolerance, return objectives, other obligations/liabilities, etc.). Therefore, Castle is not in a position to, and does not, make any recommendations as to whether these securities are appropriate for a specific investor or in a specific investor's best interest.

Further, any advertisements, emails and/or any other communication received by retail investors in connection with offerings contain information and representations from the Issuer – they are not recommendations by Castle to purchase these securities or representations made by Castle, and they are not a call to action for you to invest. Your decision to invest is yours alone, with the help of your professional and legal advisors.

We are an issuer's agent, which means that unless we have a written agreement with you to the contrary, we are not your agent and we do not give advice or make recommendations about specific securities, types of securities or investment strategies involving securities to you. To the extent that a solicitation or call to action is deemed to be a recommendation under U.S. law or regulation, you should be aware that we are inherently conflicted with your interests, and you should seek advice from an investment advisor or a broker who will act as your agent.

We do not provide advice or recommendations about securities, investment strategies, or investment accounts. If you seek such advice, you should establish a relationship with an investment advisor or broker to serve as your agent. If a solicitation or call to action were deemed to be a recommendation under U.S. law or regulations, then we would be subject to Regulation BI and we would be required to act in your best interest and not put our interest ahead of yours. The way we make money creates some conflicts with your interests. You should understand and ask us about these conflicts because they could affect your investment results.

Compensation Received By Registered Representatives. Castle has both salaried personnel and independent contractors. Our salaried personnel (some of whom are registered representatives) receive a salary and discretionary bonus based upon their individual performance and firm performance. Our employees are prohibited from giving advice or making recommendations with respect to securities or investment strategies. Our independent contractors are registered representatives. They receive a portion of upfront fees paid to us, and commissions for the sales of securities issued. Our registered representatives, like our employees, are prohibited from giving advice or making recommendations with respect to securities or investment strategies. All of our employees and independent contractors are agency brokers, not advisors. Compensation is tied directly or derives from sales by us, which significantly makes worse the conflicts of interest described herein.

Personal Trading Activities. Castle Registered Representatives may invest in the same private placements offered to investors. This may create a conflict of interest in that they may invest without paying a commission. Sometimes, additional fees are earned based on the total amount raised, or a minimum amount raised. Our written supervisory procedures are designed to assure that the personal securities transactions, activities, and interests of the Registered Representatives of Castle will not interfere with making decisions in the best interests of investors or implementing such decisions while, at the same time, allowing Castle Registered Representatives to invest for their own accounts. Castle has procedures to monitor the personal trading activities and securities holdings of each of our Registered Representatives and includes procedures for limitations on personal securities transactions of associated persons. These policies are designed to discourage and prohibit personal trading that would disadvantage investors.

Additional Resources. To research Castle and our financial professionals, you can visit Investor.gov/CRS for a free and simple search tool. You can also call a Registered Representative at (212) 418-1180 to request up-to-date disclosure information or to ask any questions you have about this brochure or services offered by Castle Placement, LLC.

H2 ENERGY GROUP, INC.

FINANCIAL STATEMENTS

AS OF
DECEMBER 31, 2020

Together with
Independent Auditors' Report

H2 Energy Group, Inc.
Index to Financial Statements

dbbmckennon

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
H2 Energy Group, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of H2 Energy Group, Inc., a Delaware Corporation (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' deficit, and cash flows from May 4, 2020 ("Inception") to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H2 Energy Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period from Inception through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to commence its intended operations and requires capital to develop and operate its intended business, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

Newport Beach, California
December 2, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

H2 ENERGY GROUP, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2020

Assets		
Current assets:		
Cash	$	-
Total assets	$	-
Liabilities and Stockholders' Deficit		
Current liabilities -		
Accounts payable - related party	$	250,001
Total liabilities		250,001
Commitments and contingencies (Note 3)		-
Stockholders' Deficit		
Preferred Stock, par value $0.00001, 5,000,000 authorized, 0 issued and outstanding.		-
Common stock, par value $0.00001; 10,000,000 authorized,		
Class A Common Stock, par value $0.00001, 10,000,000 authorized, 1,000,000 issued and outstanding.		10
Class B Common Stock, par value $0.00001, 5,000,000 authorized, 0 issued and outstanding.		-
Additional paid-in capital		395
Accumulated deficit		(250,406)
Total stockholders' deficit		(250,001)
Total liabilities and stockholders' deficit	$	-

See accompanying notes to financial statements.

2

H2 ENERGY GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2020

Revenues	$	-
Operating Expenses -		
General and administrative		406
License fee		250,000
Total operating expenses		250,406
Net loss	$	(250,406)

See accompanying notes to financial statements.

H2 ENERGY GROUP INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD ENDED DECEMBER 31, 2020

	Preferred Stock		Class A Common Stock		Class B Common		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
May 4, 2020 (Inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Class A Stock Issuance to founders			1,000,000	10	-	-	395		405
Net loss	-	-	-	-	-	-	-	(250,406)	(250,406)
December 31, 2020	-	$ -	1,000,000	$ 10	-	$ -	$ 395	$ (250,406)	$ (250,001)

See accompanying notes to financial statements.

H2 ENERGY GROUP, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(250,406)
Changes in operating assets and liabilities:		
Accounts payable - related party		250,001
Net cash used in operating activities		(405)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of founder shares		405
Net cash provided by financing activities		405
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period (inception)		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

H2 Energy Group, Inc. was originally formed on May 4, 2020 ("Inception") in the State of Delaware as a limited liability company and converted to a corporation, incorporated in State of Delaware on July 31, 2020. The financial statements of H2 Energy Group, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Friendsville, Tennessee.

H2 Energy Group, Inc. uses scalable and modular technology to produce low-cost hydrogen-rich syngas from renewable woody biomass. The Company plans to construct a renewable hydrogen production facility and install four hydrogen refueling stations in California.

Going Concern and Management's Plans
The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:
- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of the date of these financial statements, the 2020 tax return is subject to inspection by state and federal regulators.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Adopted Accounting Pronouncements
The Financial Accounting Standards Board issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal
The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

Collaborative Arrangements
The company has entered into collaborative arrangements with various parties for the cross promotion of technologies and services within certain geographical areas. These arrangements do not commit the Company or the counterpart to any financial obligation. If these arrangements result in a formal project, the Company and the counterparties will receive certain equity consideration in the project or be given first right of refusal to provide their products or services to the projects, as defined by the respective agreements. To date, these arrangements have not resulted in any formal projects.

NOTE 4 – STOCKHOLDER'S DEFICIT

Authorized and Issued
The Company is authorized to issue 20,000,000 shares, par value $0.00001, consisting of 10,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, and 5,000,000 shares of undesignated Preferred Stock. As of December 31, 2020, 1,000,000 Class A shares were issued at par value for a total price of $10.

As disclosed in Note 1, the Company converted from a limited liability company ("LLC") to a corporation on July 31, 2020. Upon conversion, the members of the LLC converted 1,000,000 LLC units to 1,000,000 shares of common stock, which was later designated as Class A Common Stock upon the amendment to the certificate of incorporation, further described below.

Effective July 22, 2021, the Company sold 13,479 shares of Class A Common Stock for $100,000 to a founder.

On November 23, 2021, the Company amended and restated their certificate of incorporation with the effect being an increase in authorized shares from 2,000,000 to 20,000,000 and a change in par value from $0.001 to $0.00001. The amended certificate of incorporation also created various designations of stock as described above. There was no change to the shares issued and outstanding. All share and per share amount in the financial statements have been retroactively restated to reflect these changes.

Voting
Each outstanding share of Class A Common Stock is entitled to one vote upon each matter submitted to vote at a meeting of shareholders. Class B Common Stock and Preferred Stock are non-voting shares. Voting and other rights and preferences may be changed when specific designations are set for the Preferred Stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

Effective, July 1, 2020 the Company entered into agreement (the "License Agreement") for certain intellectual property with a related party. Under the terms of the License Agreement, $250,000 was due in cash or stock of the Company upon signing, and the Company agreed to pay a running royalty of one-half percent (0.5%) of Company net sales. As this was a transaction with companies under common control, and there was no basis in the intellectual property, the license fee was expensed in full. In the event that the running royalties paid on net sales in any calendar year do not reach the minimum set below for such year, the Company shall pay an additional amount with the payment due for the period ending December 31 of such year, so that the total amount paid for such year reaches the following minimum amount:

Year One: $1
Year Two: $250,000
Year Three: $500,000
Year Four: $1,000,000
Year Five and after: $2,000,000

In addition to the forgoing fees and running royalties, the Company agreed to pay the related party a royalty of one-half percent (0.5%) of all sublicensing revenue. The running royalty and sublicensing revenue royalty are payable quarterly based on the quantity of licensed products sold during the preceding quarter. The agreement continues for the life of the last facility utilizing the subject technology unless terminated earlier by the related party or by default of the Company. During the period ended December 31, 2020, the Company recognized a $250,000 in licensee fee expenses and the minimum royalty expenses of $1.

NOTE 6 – SUBSEQUENT EVENTS

See Note 4 for discussion of subsequent events regarding the sale of Class A Common Stock and the amendment and restatement of the Company's certificate of formation and related changes to authorized shares and par value.

The Company has evaluated subsequent events that occurred after December 31, 2020 through December 2, 2021. There have been no other events or transactions during this time that would have a material effect on the balance sheet.